                   SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC 20549

                               FORM 11-K

                Annual Report Pursuant to Section 15 (d)
                 of the Securities Exchange Act of 1934


For the year ended December 31, 1998      Commission file number 0-13880


A.  Full title of the Plan

    ENGINEERED SUPPORT SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                    ENGINEERED SUPPORT SYSTEMS, INC.
                         1270 NORTH PRICE ROAD
                       ST. LOUIS, MISSOURI  63132
                             (314) 993-5880

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                 ENGINEERED SUPPORT SYSTEMS, INC.
                                 EMPLOYEE STOCK OWNERSHIP PLAN



Date:   6/29/99                  Gary C. Gerhardt
     ----------------            ---------------------------------------
                                 Gary C. Gerhardt
                                 Executive Vice President and
                                 Chief Financial Officer of
                                 Engineered Support Systems, Inc.
                                 and Member of the Administrative
                                 Committee of the Plan

PRICEWATERHOUSECOOPERS LLP



June 25, 1999

To the Participants and Administrator of Engineered Support Systems, Inc.
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits with fund information and the related statements of changes in net assets available for plan benefits with fund information present fairly, in all material respects, the net assets available for plan benefits of the Engineered Support Systems, Inc. Employee Stock Ownership Plan at December 31, 1998 and 1997, and the changes in the net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. This Fund Information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1998
                                                                       Fund Information
                                                 -------------------------------------------------------
                                                     ESSI           Target         Emerging    Overseas
                                                     Stock          Value           Growth      Equity
                                     Total           Fund         Portfolio       Portfolio   Portfolio
                                     -----           ----         ---------       ---------   ---------
Assets:
Cash and cash equivalents            $246,879        $32,057         $6,063         $4,306        $2,865

Investments, at fair value         18,811,177      9,497,866        919,342        779,017     1,111,479

Contributions receivable:
  Employer                              4,377          4,377
                                  -----------     ----------       --------       --------    ----------
                                   19,062,433      9,534,300        925,405        783,323     1,114,344

Liabilities:
Accrued interest                        4,377          4,377
Long-term debt                        701,100        701,100
                                  -----------     ----------       --------       --------    ----------
                                      705,477        705,477
                                  -----------     ----------       --------       --------    ----------

Net Assets Available
for Plan Benefits                 $18,356,956     $8,828,823       $925,405       $783,323    $1,114,344
                                  ===========     ==========       ========       ========    ==========


                                                              Fund Information
                                   ---------------------------------------------------------------------
                                     Capital         Value        Strategic      Guaranteed
                                     Growth          Equity          Bond        Investment       Loan
                                    Portfolio      Portfolio      Portfolio      Portfolio        Fund
                                    ---------      ---------      ---------      ---------        ----
Assets:
Cash and cash equivalents              $9,609        $12,048         $3,560       $176,371

Investments, at fair value          2,055,934      2,219,888        866,943        955,409      $405,299

Contributions receivable:
 Employer
                                   ----------     ----------       --------     ----------      --------
                                    2,065,543      2,231,936        870,503      1,131,780       405,299

Liabilities:
Accrued interest
Long-term debt
                                   ----------     ----------       --------     ----------      --------

                                   ----------     ----------       --------     ----------      --------

Net Assets Available
for Plan Benefits                  $2,065,543     $2,231,936       $870,503     $1,131,780      $405,299
                                   ==========     ==========       ========     ==========      ========



See notes to financial statements.

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1997
                                                              Fund Information
                                                  ---------------------------------------
                                                     ESSI         Strategic      Overseas
                                                    Stock          Growth         Equity
                                     Total           Fund         Portfolio     Portfolio
                                     -----           ----         ---------     ---------
Assets:
Cash and cash equivalents         $    32,006     $    3,553       $  7,055      $  4,418

Investments, at fair value         12,756,735      7,564,565        977,657       523,433

Contributions receivable:
  Employer                              6,212          6,212
                                  -----------     ----------       --------      --------
                                   12,794,953      7,574,330        984,712       527,851

Liabilities:
Accrued interest                        6,212          6,212
Long-term debt                        848,700        848,700
                                  -----------     ----------       --------      --------
                                      854,912        854,912
                                  -----------     ----------       --------      --------

Net Assets Available
for Plan Benefits                 $11,940,041     $6,719,418       $984,712      $527,851
                                  ===========     ==========       ========      ========


                                                        Fund Information
                                   -------------------------------------------------------
                                      Target        Balanced      Guaranteed
                                      Value          Asset        Investment        Loan
                                    Portfolio      Portfolio       Portfolio        Fund
                                    ---------      ---------       ---------        ----
Assets:
Cash and cash equivalents          $    6,245     $    5,857       $  4,878

Investments, at fair value          1,463,893      1,089,939        931,683       $205,565

Contributions receivable:
  Employer
                                   ----------     ----------       --------       --------
                                    1,470,138      1,095,796        936,561        205,565

Liabilities:
Accrued interest
Long-term debt
                                   ----------     ----------       --------       --------

                                   ----------     ----------       --------       --------

Net Assets Available
for Plan Benefits                  $1,470,138     $1,095,796       $936,561       $205,565
                                   ==========     ==========       ========       ========

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

For the Year Ended December 31, 1998
                                                                           Fund Information
                                                  -----------------------------------------------------------------------
                                                     ESSI         Strategic        Target       Balanced        Emerging
                                                     Stock          Growth         Value          Asset          Growth
                                     Total           Fund         Portfolio      Portfolio      Portfolio       Portfolio
                                     -----           ----         ---------      ---------      ---------       ---------
Additions:
Employee contributions               $594,884       $113,078        $37,078        $87,160        $35,132        $29,609
Employer contributions                513,240        513,240
Realized and unrealized
  gains, net                        1,455,290      1,455,290
Net gain (loss) from common
  collective trusts                   746,488                       225,329        (25,313)       148,059        (33,307)
Interest & dividend income             51,785         18,875             94             12            120              2
Transfer from Marlo Coil
  Employees Retirement
  Plan (Note D)                     5,999,140        569,659                       424,704                       474,286
Transfers (to) from
  other funds                                        750,742     (1,062,613)      (778,018)    (1,168,122)       385,277
                                  -----------     ----------     ----------      ---------     ----------       --------
                                    9,360,827      3,420,884       (800,112)      (291,455)      (984,811)       855,867
                                  -----------     ----------     ----------      ---------     ----------       --------

Deductions:
Participant withdrawals             2,882,640      1,250,207        184,600        253,278        110,985         72,544
Interest expense                       61,272         61,272
                                  -----------     ----------     ----------      ---------     ----------       --------
                                    2,943,912      1,311,479        184,600        253,278        110,985         72,544
                                  -----------     ----------     ----------      ---------     ----------       --------
Net increase (decrease)             6,416,915      2,109,405       (984,712)      (544,733)    (1,095,796)       783,323

Net Assets Available for
  Plan Benefits at
  Beginning of Year                11,940,041      6,719,418        984,712      1,470,138      1,095,796
                                  -----------     ----------     ----------      ---------     ----------       --------

Net Assets Available for
  Plan Benefits at
  End of Year                     $18,356,956     $8,828,823             $0       $925,405             $0       $783,323
                                  ===========     ==========     ==========      =========     ==========       ========



                                                                         Fund Information
                                    ------------------------------------------------------------------------------------
                                    Overseas        Capital         Value         Strategic    Guaranteed
                                     Equity         Growth         Equity           Bond       Investment         Loan
                                    Portfolio      Portfolio      Portfolio       Portfolio     Portfolio         Fund
                                    ---------      ---------      ---------       ---------     ---------         ----
Additions:
Employee contributions                $77,333        $72,320        $81,304        $20,716        $41,154
Employer contributions
Realized and unrealized
  gains, net
Net gain (loss) from common
  collective trusts                    70,441        138,502        134,068         28,721         59,988
Interest & dividend income                  7              6              7              2          5,632        $27,028
Transfer from Marlo Coil
  Employees Retirement
  Plan (Note D)                       765,676      1,099,922      1,346,421        468,475        773,432         76,565
Transfers (to) from
  other funds                        (163,285)       931,518        836,587        485,266       (340,187)       122,835
                                   ----------     ----------     ----------      ---------     ----------       --------
                                      750,172      2,242,268      2,398,387      1,003,180        540,019        226,428
                                   ----------     ----------     ----------      ---------     ----------       --------

Deductions:
Participant withdrawals               163,679        176,725        166,451        132,677        344,800         26,694
Interest expense
                                   ----------     ----------     ----------      ---------     ----------       --------
                                      163,679        176,725        166,451        132,677        344,800         26,694
                                   ----------     ----------     ----------      ---------     ----------       --------
Net increase (decrease)               586,493      2,065,543      2,231,936        870,503        195,219        199,734

Net Assets Available for
  Plan Benefits at
  Beginning of Year                   527,851                                                     936,561        205,565
                                   ----------     ----------     ----------      ---------     ----------       --------

Net Assets Available for
  Plan Benefits at
  End of Year                      $1,114,344     $2,065,543     $2,231,936       $870,503     $1,131,780       $405,299
                                   ==========     ==========     ==========      =========     ==========       ========

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

For the Year Ended December 31, 1997
                                                             Fund Information
                                                  ---------------------------------------
                                                     ESSI         Strategic      Overseas
                                                    Stock          Growth         Equity
                                     Total           Fund         Portfolio     Portfolio
                                     -----           ----         ---------     ---------
Additions:
Employee contributions               $417,918        $61,739        $94,102       $39,320
Employer contributions                366,957        366,957
Realized and unrealized
  gains, net                        1,602,288      1,602,288
Net gain from common/
  collective trusts                   660,722                       136,409        31,916
Interest & dividend income             59,188         37,449          1,992            62
Transfers (to) from
  other funds                                       (587,289)       135,682       458,210
                                  -----------     ----------       --------      --------
                                    3,107,073      1,481,144        368,185       529,508
                                  -----------     ----------       --------      --------
Deductions:
Participant withdrawals             1,019,523        555,405         50,452         1,657
Interest expense                       67,521         67,521
                                  -----------     ----------       --------      --------
                                    1,087,044        622,926         50,452         1,657
                                  -----------     ----------       --------      --------
Net increase (decrease)             2,020,029        858,218        317,733       527,851

Net Assets Available for
   Plan Benefits at
   Beginning of  Year               9,920,012      5,861,200        666,979
                                  -----------     ----------       --------      --------

Net Assets Available for
    Plan Benefits at
    End of Year                   $11,940,041     $6,719,418       $984,712      $527,851
                                  ===========     ==========       ========      ========



                                                        Fund Information
                                   -------------------------------------------------------
                                      Target        Balanced      Guaranteed
                                      Value          Asset        Investment        Loan
                                    Portfolio      Portfolio       Portfolio        Fund
                                    ---------      ---------       ---------        ----
Additions:
Employee contributions                $90,560        $80,992        $51,205
Employer contributions
Realized and unrealized
  gains, net
Net gain from common/
  collective trusts                   265,352        162,878         64,167
Interest & dividend income                627           (365)           478        $18,945
Transfers (to) from
  other funds                         147,710         (9,704)      (142,345)        (2,264)
                                   ----------     ----------      ---------       --------
                                      504,249        233,801        (26,495)        16,681
                                   ----------     ----------      ---------       --------
Deductions:
Participant withdrawals                96,158        123,353        178,692         13,806
Interest expense
                                   ----------     ----------      ---------       --------
                                       96,158        123,353        178,692         13,806
                                   ----------     ----------      ---------       --------
Net increase (decrease)               408,091        110,448       (205,187)         2,875

Net Assets Available for
   Plan Benefits at
   Beginning of  Year               1,062,047        985,348      1,141,748        202,690
                                   ----------     ----------      ---------       --------

Net Assets Available for
    Plan Benefits at
    End of Year                    $1,470,138     $1,095,796       $936,561       $205,565
                                   ==========     ==========      =========       ========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ENGINEERED SUPPORT SYSTEMS, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 1998

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Engineered Support Systems, Inc. Employee Stock Ownership Plan (the Plan) are presented on the accrual basis of accounting. Benefits due to former participants are recorded as a reduction in net assets available for Plan benefits when paid. At December 31, 1998 and 1997, undistributed withdrawals to former participants totaled $206,053 and $732,956, respectively, representing allocations of net assets available for Plan benefits.

Investments in the ESSI Stock Fund are stated at fair value based on the last reported sales price of Engineered Support Systems, Inc. (the Company) common stock on December 31, 1998 and 1997, respectively. Investments in the Strategic Growth Portfolio (managed by Nicholas-Applegate Capital Management), the Overseas Equity Portfolio (managed by Brandes Investment Partners), the Target Value Portfolio (managed by Jurika & Voyles), the Balanced Asset Portfolio (managed by Avatar Associates Investment Counsel), the Emerging Growth Portfolio (managed by Warburg Pincus Asset Management), the Value Equity Portfolio (managed by Scudder Kemper Investments), the Capital Growth Portfolio (managed by Montag & Caldwell), the Strategic Bond Portfolio (managed by Lazard Asset Management) and the Guaranteed Investment Portfolio (managed by Mitchell Hutchins Asset Management) are stated at the fair value of the underlying portfolio of securities, as determined by the respective manager.

Investment income is recorded as earned. Net realized gains or losses on security transactions represent the difference between proceeds received and cost. In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation is reflected in the Statements of Net Assets Available for Plan Benefits and the change in net unrealized appreciation or depreciation is reflected in the Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable, which represent all investments in the Loan Fund, are valued at their outstanding principal amount. These notes bear interest at a rate equal to the prime interest rate plus one percentage point.

Administrative expenses of the Plan are paid by the Company.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a combined 401(k) savings plan and a payroll-based employee stock ownership plan covering the salaried employees and all non-salaried employees not otherwise covered by a collective bargaining agreement of the Company and its wholly-owned subsidiaries, Engineered Air Systems, Inc., Engineered Specialty Plastics, Inc. and Engineered Coil Company, d/b/a Marlo Coil. Eligible employees age 21 or older who have attained one year of service may enroll in the Plan. Upon enrollment, participants may elect to defer from 1% to 15% of their compensation in the Plan, up to a maximum of $10,000 and $9,500 for the years ended December 31, 1998 and 1997, respectively. Under current Internal Revenue Service regulations, this maximum amount is adjusted annually for cost of living increases.

Contributions under the Plan consist of the following:
        1. The amount of the salary reduction elections of all Plan participants (the employee contribution).

        2. The Company's discretionary contribution of an amount no less than the amount sufficient to pay the monthly installments of the bank loan (the employer discretionary contribution).

        3. The Company's matching contribution of no less than 25% of each employee's contribution up to a maximum of 6% of the employee's earnings (the employer matching contribution).

Employee contributions and employer matching contributions are 100% vested. Participants vested at a rate of 20% per year in employer discretionary contributions prior to January 1, 1997 at which point these contributions also became 100% vested.

At December 31, 1998, the following investment options existed with respect to employee contributions:
             ESSI Stock Fund, which invests in the Company's common stock.

             Emerging Growth Portfolio, which invests in equity securities of small market capitalization companies that the manager believes have significant growth potential.

             Capital Growth Portfolio, which invests in equity securities of large market capitalization companies which the manager believes have significant growth potential.

             Overseas Equity Portfolio, which invests in equity securities of non-U.S. companies in both mature and emerging economies around the world.

             Target Value Portfolio, which invests in equity securities of medium market capitalization companies which the manager believes sell at a discount to actual value.

             Value Equity Portfolio, which invests in equity securities of large market capitalization companies which the manager believes sell at a discount to actual value.

             Strategic Bond Portfolio, which invests in a diversified range of bonds and other fixed income securities.

             Guaranteed Investment Portfolio, which invests in fixed income securities, primarily insurance and bank investment contracts.

All contributions by the Company are made to the ESSI Stock Fund.

The Plan also maintains a Loan Fund, which represents participant borrowings from existing balances in other Plan funds. These loans are to be repaid over a period not to exceed five years.

The Plan Administrator is Engineered Air Systems, Inc. acting through its Chairman, Michael F. Shanahan Sr. Mr. Shanahan has appointed an Administrative Committee to administer the Plan. The Company bears all expenses of administering the Plan, including any compensation of the trustee, PW Trust Company. No trustee fees or other administrative expenses were paid from Plan assets during the years ended December 31, 1998 or 1997.

Information about the Plan, including provisions for vesting, allocation of earnings, withdrawal provisions and the impact of Plan termination is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company.

At December 31, 1998, Plan participants had elective account balances in the following funds:

                  ESSI Stock Fund                    194
                  Emerging Growth Portfolio          115
                  Capital Growth Portfolio           187
                  Overseas Equity Portfolio          168
                  Target Value Portfolio             130
                  Value Equity Portfolio             181
                  Strategic Bond Portfolio            77
                  Guaranteed Investment Portfolio    100

NOTE C--INVESTMENTS

The following schedule presents information regarding assets held for investment:

                                                                     Shares                   Cost                    Fair Value
                                                                     ------                   ----                    ----------
Balance at December 31, 1998:
-----------------------------
ESSI Stock Fund
   Engineered Support Systems, Inc. common stock                    638,512                $ 2,891,817                $ 9,497,866

Emerging Growth Portfolio, managed by
   Warburg Pincus Asset Management                                   15,777                    808,705                    779,017

Capital Growth Portfolio, managed by
   Montag & Caldwell                                                 70,204                  1,912,524                  2,055,934

Overseas Equity Portfolio, managed by
   Brandes Investment Partners                                       72,437                  1,046,802                  1,111,479

Target Value Portfolio, managed by
   Jurika & Voyles                                                   48,397                    684,098                    919,342

Value Equity Portfolio, managed by
   Scudder Kemper Investments                                        39,720                  2,086,605                  2,219,888

Strategic Bond Portfolio, managed by
   Lazard Asset Management                                           59,024                    839,865                    866,943

Guaranteed Investment Contract Portfolio,
   managed by Mitchell Hutchins Asset Management                     44,604                    833,853                    955,409

Loan Fund
   Notes receivable from participants bearing
   interest rates ranging from 8.25% to 10.00%
   with remaining maturities of 1 month to 5 years                      N/A                    405,299                    405,299
                                                                                           -----------                -----------
                                                                                           $11,509,568                $18,811,177
                                                                                           ===========                ===========

Balance at December 31, 1997:
-----------------------------
ESSI Stock Fund
   Engineered Support Systems, Inc. common stock                    411,677                 $2,404,261                 $7,564,565

Strategic Growth Portfolio, managed by
   Nicholas-Applegate Capital Management                             55,297                    737,674                    977,657

Overseas Equity Portfolio, managed by
   Brandes Investment Partners                                       39,309                    491,546                    523,433

Target Value Portfolio, managed by
   Jurika & Voyles                                                   82,431                    955,638                  1,463,893

Balanced Asset Portfolio, managed by
   Avatar Associates Investment Counsel                              64,970                    766,676                  1,089,939


Guaranteed Investment Contract Portfolio,
   managed by Mitchell Hutchins Asset Management                     46,249                    791,240                    931,683

Loan Fund
   Notes receivable from participants bearing
   interest rates ranging from 7.0% to 9.75%
   with remaining maturities of 1 month to 5 years                      N/A                    205,565                    205,565
                                                                                           -----------                -----------
                                                                                           $ 6,352,600                $12,756,735
                                                                                           ===========                ===========



NOTE D - CHANGES IN THE PLAN

Effective February 1, 1998, the Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil. Marlo Coil had previously sponsored the Marlo Coil Employees Retirement Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in October 1996.
As of June 30, 1998, the Marlo Coil Employees Retirement Plan had net assets available for plan benefits totaling $5,999,000. Effective July
1, 1998, this plan was merged into the Engineered Support Systems, Inc.
Employee Stock Ownership Plan.

The Plan has pledged shares of the Company's common stock, purchased with bank loan proceeds, as collateral for its loan with NationsBank.
Each year, NationsBank releases a proportionate number of shares equal to the ratio of principal and interest paid during the year to the total of principal and interest paid and to be paid on the loan. The shares released are allocated to the participant accounts in relation to each participant's compensation to total participant compensation for the year. At December 31, 1998, 62,883 shares of the Company's common stock with a fair value of $935,385 are held in suspense and are pledged as collateral for the bank loan. 15,883 and 11,118 shares of the Company's common stock were released from suspense and allocated to participant accounts for the years ended December 31, 1998 and 1997, respectively.

NOTE E - INCOME TAX STATUS

The Plan received a favorable letter of determination from the Internal
Revenue Service dated September 20, 1996 indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Therefore, it is the opinion of the Plan
Administrator that, as of December 31, 1998, the Plan is in compliance with section 401(a) of the Internal Revenue Code and is exempt under the provisions of section 501(a). Thus, provision for a federal income tax is not required in the accompanying financial statements.

Participants are not subject to federal income tax on amounts contributed to their accounts under the 401(k) provisions of the Plan, or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by the participants.

NOTE F - SUBSEQUENT EVENT

Effective June 24, 1998, the Company acquired all of the outstanding stock of Keco Industries, Inc. (Keco). Keco had previously sponsored the Keco Industries 401(k) Profit Sharing Plan, a qualified defined contribution plan which last received a favorable determination letter from the Internal Revenue Service in August 1993. As of December 31,
1997, the Keco Industries 401(k) Profit Sharing Plan had net assets available for plan benefits totaling $5,092,000. Effective March 1, 1999, this plan was merged into the Engineered Support Systems, Inc.
Employee Stock Ownership Plan.




                  CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration
Statement on Form S-8 (No. 33-14504) of our report dated June 25, 1999 appearing on page 3 of the Annual Report of the Engineered Support
Systems, Inc. Employee Stock Ownership Plan on Form 11-K for the year ended December 31, 1998.



PRICEWATERHOUSECOOPERS LLP
St. Louis, Missouri
June 28, 1999


